ENERGY EXPLORATION TECHNOLOGIES INC

For the three months ended and as at March 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

As used in this MD&A, the terms "we", "us", "our", "NXT" and "Company" mean Energy Exploration Technologies Inc.

Our reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars unless specific reference is made to United States or U.S. dollars.

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Description of Business

NXT is a Calgary based technology-driven exploration company in the business of providing wide-area airborne exploration services to the oil and gas industry. The Company utilizes its proprietary Stress Field Detection ("SFD") Survey System to offer its clients a unique, low cost service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins. The value of the service is providing clients with an efficient, cost effective method of surveying large areas and delivering an inventory of SFD prospects with high potential. The SFD-based exploration process substantially reduces the need for two dimensional reconnaissance seismic thus saving clients valuable time and money. SFD surveys are environmentally non-invasive, do not require permitting and can be utilized year round in onshore and offshore operations with immunity to any surface conditions. NXT offers its services worldwide with the objective of providing its clients an efficient, accurate and reliable method to explore for hydrocarbons.

Overall Performance

The Company reported a first quarter loss of $711,877.

In the first three months of 2008 we completed a portion of a SFD survey for a client wherein we delivered the preliminary reports and submitted a progress invoice as per the terms of the contract in the amount of $1,220,940. Pursuant to accounting standards the revenue related to this contract was not recognized until the final reports were delivered to the client in the second quarter of 2008. Accordingly, we did not recognize any SFD survey revenue in the first quarter. In Q2 2008 we invoiced an additional $523,530 upon delivering the final report for the work performed during the first quarter and recognized revenue of $1,744,470 with related costs of $142,281.

In addition, substantially all SFD survey contracts entitle the Company to Gross Overriding Royalties (“GORR”) on production generated on lands where the land was initially identified through an SFD survey. We anticipate that these GORR's can generate meaningful but currently unquantifiable future revenue for the Company.

As of March 31, 2008 the Company has a deposit of $2,232,471 from a single client held in unearned revenue on the balance sheet of which we refunded $400,777 in April 2008. This reduces the deposit to $1,831,694 which is not refundable and will be held as security for outstanding accounts receivable due from this client as well as to be applied against monies due from future contracts.

Results of Operations Revenue

	For the three months ended March 31,
	2008	2007
SFD survey revenue	$-	$-
Oil & gas revenue	6,583	11,206
Total revenue	$6,583	$11,206

Survey Revenue

In the first three months of 2008 the Company invoiced $1,220,940 for SFD services delivered to a client in the quarter. These invoiced services are recognized as unearned revenue in the first quarter and will be recognized as revenue in the second quarter in accordance with EITF Issue No. 00-21 "Revenue Arrangements with Multiple Deliverables". The total revenue related to this contract that will be recognized in the second quarter is $1,744,470. This contract also entitles the Company to a GORR for any future production resulting from the SFD survey.

Oil & Natural Gas Revenue

The Company has a well at Entice, Alberta in which we have a 22.5% working interest. The year to year revenue variation is due to natural decline.

In addition, there is currently one producing well in Alberta that is subject to GORR from a survey that was completed in 2006. There can be no certainty that any GORR revenue will be generated from additional surveys, however our clients are actively pursuing exploration programs on areas identified by SFD surveys.

	For the three months ended March 31,
	2008	2007
Gross overriding royalty rights (GORR)	$1,134	$1,114
Oil and natural gas revenue; net of royalty expense	5,449	10,092
Revenue; net of royalty expense	$6,583	$11,206
Production average in thousand cubic feet (mcf) per day	10	13
Average price received net of royalties per mcf	$6.52	$7.14
Average operating cost per mcf	$0.96	$0.85

Income from Operations

We had an operating loss of $815,066 in Q1 2008 (Q1 2007 - $754,661) representing an overall increase of $60,404 from the period.

Expenses

	For the three months ended March 31,
	2008	2007
Survey cost	$-	$-
Oil and natural gas operating expense	550	996
Administrative	780,943	739,236
Depletion and impairment of oil and natural gas properties	2,852	5,503
Amortization and depreciation	37,304	20,133
	$821,649	$765,868

Expenses - for the three months ended March 31, 2008 and 2007

  In the first three months of 2008 and 2007 the Company recognized Nil survey costs; however, we had $142,281 of expenditures incurred in the quarter ($169,772 - Q1 2007) that were reflected on the balance sheet as work-in-progress. These expenditures will be expensed when the corresponding revenue is recognized.

  The administrative cost increase of $41,707 in the first three months of 2008 in comparison to the same period in 2007 is largely due to an increase in consulting fees.
  The Company is building additional SFD sensor arrays as well as upgrading computers and software to facilitate interpretation of SFD surveys resulting in an increase of $17,171 in amortization and depreciation costs.

Other Expense (Income)

	For the three months ended March 31,
	2008	2007
Convertible debenture interest
Change in fair market value of conversion feature	$-	$5,905
Convertible debenture 10% interest	-	2,669
Convertible debenture registration penalty	-	135,477
	-	144,051
Interest income	(71,108)	(16,111)
Loss (gain) on foreign exchange	(32,081)	(1,721)
Other expense (income)	$(103,189)	$126,219

Refer to the annual MD&A for a full disclosure regarding the Company's registration penalty obligation.

  The net change in convertible debenture interest is due to the conversion of all convertible debt as well as the payout of accrued interest and registration penalty accruals in 2007 and 2008.
  Interest income is offset by interest expense resulting in $71,108 net interest income in Q1 2008 ($16,111 - Q1 2007). The increase in income is due to additional short term investments generating increased income.

Loss (Gain) on Foreign Exchange

Loss or gain on foreign exchange is caused by changes in the relative exchange values of the U.S. and Canadian dollars. For example when the Canadian dollar trades higher relative to the U.S. dollar, cash held in U.S. dollars will decline in value and this decline will be reflected as a foreign exchange loss in a period. The equivalent Canadian dollars for a U.S. dollar changed from $0.9928 on January 1, 2008 to $1.0265 as at March 31, 2008 ($1.1546 at March 31, 2007).

Summary of Quarterly Results

	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007
Revenue	$6,583	$2,350,492	$507,184	$2,772,807
Net income (loss) from continuing operations	(711,877)	208,307	(642,075)	1,665,080
Basic earnings (loss) per share	(0.02)	0.01	(0.02)	0.05
Diluted earnings (loss) per share	$(0.02)	$0.01	$(0.02)	$0.05

	Mar 31, 2007	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006
Revenue	$11,206	$1,216,064	$8,274	$9,769
Net income (loss) from continuing operations	(880,881)	(942,613)	(573,190)	(1,905,005)
Basic earnings (loss) per share	(0.03)	0.03	(0.02)	(0.07)
Diluted earnings (loss) per share	$(0.03)	$0.03	$(0.02)	$(0.07)

The Company is in the early stage of commercializing its SFD technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization, the Company has a significant economic dependency on a few customers. In 2006, we had two customers who accounted equally for 100% of our survey revenue. In 2007, the Company's largest customer accounted for 81% of its survey revenue and three customers accounted for 100% of survey revenue. At March 31, 2008 we had amounts outstanding from our largest customer of $1,281,987. While the Company is in this early stage of commercialization, the Company’s financial position is materially impacted by the loss or gain of any one customer.

In comparing Q1 2008 to Q4 2007 there is no survey revenue recognized in the first quarter of 2008 (Q4 2007 - $2,344,812 for two surveys). In accordance with U.S. GAAP $1,220,940 of invoiced services is recorded as unearned revenue at March 31, 2008 and will be recognized as revenue in Q2 in addition to the final invoice of $523,530 that was billed in Q2.

In comparing Q4 2007 to Q3 2007; revenue of $2,344,812 for the completion of two SFD survey contracts was recognized in the fourth quarter of 2007 (Q3 - $500,000 from one contract) resulting in a net income. Survey costs were correspondingly higher in the fourth quarter ($439,282) than in the third quarter ($27,317). In addition $174,500 in bonuses were paid out in Q4 (Q3 - Nil).

In comparing Q3 2007 to Q2 2007; revenue of $500,000 for the completion of one SFD survey contract was recognized in the third quarter of 2007 while Q2 had survey revenue of $2,763,620 from two contracts. The administrative cost increases in the third quarter over the second quarter of $160,600 are due to increases in stock based compensation plus increased accruals in interim audit and review fees. As well, other expenses increased by U.S. $193,234 on unrealized exchange losses on U.S. denominated cash and short term investments that was partially offset by exchange gains related on the accrued U.S. dollar convertible debentures registration penalty.

In comparing Q2 2007 to Q1 2007; revenue for the completion of two 2007 SFD survey contracts was recognized in the second quarter resulting in a positive cash flow; for the first quarter the survey contracts had been flown, but not completed, so the progress payments were on the balance sheet as unearned revenue. The only revenue recognized for the first quarter was for oil and natural gas and one GORR.

In comparing Q1 2007 to Q4 2006; revenue for the completion of our first completed SFD survey contract was recognized in the fourth quarter of 2006; in the first quarter of 2007 all survey progress payments were held on the balance sheet as unearned revenue related to two SFD contracts that had not yet been completed.

In comparing Q4 2006 to Q3 2006; the increase in revenue is due to the recognition of revenue in conjunction with the completion of our SFD survey contract. Prior to contract completion, all revenue and expenses for this contract was held in unearned revenue and work-in-progress on the balance sheet. This Q4 2006 revenue was offset with a large impairment write-down on the value of undeveloped lands.

In comparing Q3 2006 to Q2 2006; there was a decrease in our net loss attributable to a U.S. $252,657 decrease in our administrative expenses and a decrease in non-cash interest expense on the convertible debentures of U.S. $928,157.

Liquidity and Capital Resources

The Company's cash position in Q1 2008 continues to be strong. Our cash and equivalents and short term investments held on account as of May 26, 2008 is $7,724,081.

With cash and short term investments we forecast having the required cash to operate for in excess of two years even without any additional sources of cash. However, our ability to continue as a going concern will ultimately be dependent upon our ability to sustain positive cash flow from operations and/or obtain additional financing. The outcome of these matters cannot be predicted with certainty at this time.

The following table summarizes the change in cash flow for the three months ended March 31, 2008 and 2007:

	For the three months ended March 31,
	2008	2007
Cash generated (used) in operating activities	$(219,322)	$379,325
Cash used by financing activities	(96,713)	(23,284)
Cash generated (used) in investing activities	(536,280)	1,140,500
	$(852,315)	$1,496,541

Operating Activities

Q1 2008 - the $219,322 cash balance used in operating activities reflects our net loss of $711,877 adjusted for 177,040 of non-cash or non-operating deductions and a $315,515 net decrease in non-cash working capital.

Financing Activities

Q1 2008 - $83,601 was provided through the exercise of options and $178,540 was paid out against the final amount owing on the registration penalty.

Investing Activities

Q1 2008 - we increased our short term investments by $513,170; the primary use of cash was for other property and equipment ($21,601) and oil and natural gas properties ($1,509).

Contractual Commitments

The Company is expanding our office space in our current location to include additional office space that was recently vacated by neighboring tenants. Our current lease has been amended to include the additional space effective June 1, 2008 to the end of our current lease on October 31, 2012. Effective June 1, 2008 our monthly rental obligation increases to $29,483 per month.

Projected and Actual Cash Receipts Subsequent to March 31, 2008

From one customer, the Company expects to receive $1,831,693 for outstanding invoices. As of March 31, 2008 the Company has a deposit of $2,232,471 held in unearned revenue on the balance sheet of which we refunded $400,777 in April 2008. This reduced the deposit to $1,831,694 which may be used to offset outstanding accounts receivable if further contracts with this client are not forthcoming.

We have agreed to a new $1,200,000 SFD survey with an existing client, subject to finalizing definitive terms. The SFD survey is scheduled to be undertaken in the second quarter of 2008.

The Company, as at March 31, 2008, had 2,626,560 outstanding warrants, with exercise prices slightly below current market price for the Company's common shares, due to expire on or before June 30, 2008. Since the end of the first quarter 640,543 of these warrants have been exercised generating U.S. $1,281,086 and 1,834,257 warrants have expired. As of May 26, 2008 151,760 warrants, with a strike price of U.S. $2.00, remain outstanding with an expiry date of June 30, 2008. In addition there are 150,000 outstanding warrants, granted to fulfill a sponsorship obligation, with a strike price of U.S. $2.20 and an expiration date of December 3, 2009.

Change in Working Capital since the beginning of the in Year

Refer to annual MD&A as at December 31, 2007; no material changes.

Transactions with Related Parties

	For the three months ended March 31,
	2008	2007
Interest expense recognized or paid to related parties and officers	$-	$ 3,675

30,000 shares were issued to a director pursuant to the exercise of options at a strike price of U.S. $0.14 in the first quarter of 2008.

Critical Accounting Estimates

Factors are substantially unchanged; refer to annual MD&A as at December 31, 2007.

Change in Accounting Policies Including Initial Adoption

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”. Statement No. 157 provides a common definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. However, this Statement does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of this standard did not impact the financial position, results of operation or cash flow of the Company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 .” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. The adoption of this standard did not impact the financial position, results of operation or cash flow of the Company.

In the year ended and as at December 31, 2007, the Company's Canadian dollar functional currency financial statements were translated into United States dollars for reporting purposes. As of January 1, 2008 the Company commenced reporting its financial statements in its Canadian dollar functional currency. The Canadian dollar was adopted for reporting purposes in 2008 as all our operations are now located in Canada.

For periods prior to 2007, when the functional currency of the Company was the U.S. dollar, assets and liabilities were translated from the U.S. dollar functional currency to the Canadian dollar using period end exchange rates. The statements of operations and cash flows were translated at period average exchange rates.

Disclosure Controls, Procedures and Internal Controls over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer (the "Responsible Officers") are responsible for establishing and maintaining disclosure controls and procedures, or causing them to be designed under their supervision, for the Company to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end financial statements and MD&A are being prepared. However, any internal control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Disclosure controls and other procedures are designed to ensure that information required to be disclosed in reports filed or submitted is recorded, processed, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

As of December 31, 2007 we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 in the United States and National Instrument 51-102 Continuous Disclosure Obligations in Canada. Based upon the foregoing, our Responsible Officers concluded that our disclosure controls and procedures are effective in the timely alerting of management.

Management is aware that in-house expertise to deal with complex taxation, accounting and reporting issues may not be sufficient. The Company utilizes outside assistance and advice on complex financial, taxation and reporting issues, which is common with companies of a similar size. We have assessed the design of our internal control over financial reporting and during this process we identified potential weaknesses in internal controls over financial reporting which are as follows:

  Due to the limited number of staff at the Company it is not feasible to achieve complete segregation of incompatible duties. The Company has mitigated this weakness in controls by adding management review procedures of the areas where segregation is an issue. In addition to management review procedures, our Board of Directors is actively involved in many aspects including approval of all Authorities of Expenditure, including those with limited financial impact; and
  The Company does not retain staff with specialized and current income tax, financial reporting and complex accounting expertise. The Company prepares their best estimate of complex accounting calculations and relies on reviews by management, external consultants and audit committee for quality assurance.

As a result of our assessment of the design of our internal control over financial reporting, we conclude that there is a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting. There were no material changes to internal controls during the three month period ending March 31, 2008.

For additional information on Energy Exploration Technologies Inc please consult our web page at www.nxtenergy.com, or the SEDAR webpage http://www.sedar.com.